UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenSky, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

39572G100

(CUSIP Number)

May 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39572G100	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,259,178
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,259,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,259,178
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.8%(1)
12.	Type of Reporting Person (See Instructions) IN

[1]

Based on 62,627,730 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), outstanding as of April 30, 2019, as reported in GreenSky, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed with the SEC on May 15, 2019.

CUSIP No. 39572G100	13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,259,178
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,259,178

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,259,178
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.8%(2)
12.	Type of Reporting Person (See Instructions) IA, OO

[2]

Based on 62,627,730 shares of Class A Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed with the SEC on May 15, 2019.

CUSIP No. 39572G100	13G	Page 4 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Company on January 10, 2019 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13G.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership

(a) through (c)

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Marc Stad is the managing member of Dragoneer Adviser. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Stock of the Issuer.

CUSIP No. 39572G100	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2019

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer